FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

PE 6-30-02

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

For the month of June, 2002

VANCAN CAPITAL CORP.
(formerly, CEDAR CAPITAL CORP.)
(SEC File No. 0-30780)

Suite 1400 - 400 Burrard Street
Vancouver, B.C. V6C 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No x

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VANCAN CAPITAL CORP.
Suite 1400 - 400 Burrard Street
Vancouver, B.C.
V6C 3G2

Tel: (604) 689-1749
Fax: (604) 643-1789

June 19, 2002

Symbol: VCC
OTC BB Symbol: VCCAF

NEWS RELEASE

At the Annual General Meeting of Vancan Capital Corp. held on August 18, 2002, the shareholders elected Stuart Rogers, Mounir Nassar and Paul John as Directors of the Company.

Following the meeting, the Board of Directors appointed Stuart Rogers as President.

On behalf of the Board of Directors of
Vancan Capital Corp.

Stuart Rogers
President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date June 26, 2002

By: ______________________
Stuart Rogers
Director